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January 6, 2017

VIA EDGAR

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:         KongZhong Corporation

Schedule 13E-3

Filed December 13, 2016

File No. 005-80458

Dear Mr. Duchovny:

On behalf of KongZhong Corporation, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 29, 2016 with respect to the Schedule 13E-3, File No. 005-80458 (the “Schedule 13E-3”) filed on December 13, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement together incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning Linkedsee Group Limited, Shanghai Changhui Internet Technology Co., Ltd., Beijing Wuxing Rongcheng Technology Ltd., Linkedsee Limited, Wiseman International Limited, Mr. Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership), and Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership), such response is included in this letter based on information provided to the Special Committee and us by such other persons and their respective representatives.

Proxy Statement

1.	Your definition of Unaffiliated Security Holders includes within it affiliates: for example, your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether each filing person has determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

We respectfully advise the Staff that in response to the Staff's comment, the proxy statement has been revised. Please refer to page ii of the Revised Proxy Statement.

Background of the Merger, page 24

2.	Please provide us the legal analysis as to why Mr. Wang did not file an amendment to his Schedule 13D in connection with his discussions with IDG Growth II in early June 2015 and in connection with those parties submission of a preliminary proposal to the company on June 29, 2015. Based on his existing disclosure at the time, it appears that a material change occurred to the facts set forth in his Schedule 13D that required an amendment to be filed promptly. See Rule 13d-2(a).

We respectfully advise the Staff that prior to submitting a preliminary proposal to the Company on June 29, 2015, the discussions between Mr. Wang and IDG Growth II were merely exploratory discussions and preliminary negotiations that could have been terminated at any time. Therefore, Mr. Wang did not file an amendment to his Schedule 13D in connection therewith.

With respect to the submission of a preliminary proposal on June 29, 2015, Mr. Wang’s failure to promptly file an amendment to his Schedule 13D was the result of an oversight on his part. On June 29, 2015, the Company filed a Form 6-K to announce the receipt of a preliminary going-private proposal, with the full version of the proposal being attached as an exhibit to such Form 6-K. As such, Mr. Wang believes that the investors have been well informed of the proposed transaction in spite of his oversight. Mr. Wang has included all the requisite information in connection with the preliminary proposal in his amendment to Schedule 13D filed on February 17, 2016 and believes that all filings required by the SEC rules have been filed.

3.	Refer to the entry for July 8, 2015. With a view toward revised disclosure, tell us why you refer to the conflicts of interests involving Mr. Wang’s service on the board at a time when he had submitted a proposal to acquire the company as “potential.”

We respectfully advise the Staff that in response to the Staff's comment, the proxy statement has been revised. Please refer to page 24 of the Revised Proxy Statement.

4.	Refer to the first full paragraph on page 28. With a view toward revised disclosure, please tell us why you have not disclosed the name of Bank A and why the discussions with Bank A “did not proceed further as planned” (page 29). On a similar note, please tell us why you have not named Party A (page 31) and what resulted from the discussions the Buyer Group had with Party A.

We respectfully advise the Staff that in response to the Staff's comment, we have revised the disclosure on page 29 of the Revised Proxy Statement to clarify that the Buyer Group did not reach an agreement with Bank A on the terms and conditions of the debt financing for the proposed going private transaction. Similarly, the Buyer Group did not reach an agreement with Party A regarding the potential participation in the proposed transaction. As the Buyer Group did not reach any agreement with Bank A or Party A, it does not believe that disclosure of Bank A’s or Party A’s identity is material to investor understanding.

5.	Refer to the second sentence in the first full paragraph on page 29. It appears that the price stated here is mistaken. Please advise or revise.

In response to the Staff’s comment, we respectfully submit that the price referenced in the above mentioned sentence was correct. The initial offer price of the Buyer Group was US$8.56 per ADS, and such offer had not been changed during the period between the date the Proposal Letter was delivered and the date referred to in the above mentioned sentence. Thus, on February 24, 2016, when the Special Committee decided to request for an increase in the offer price, the price then offered by the Buyer Group was US$8.56 per ADS.

Reasons for the Merger and Recommendation of the Special Committee, page 35

6.	Revise clause (ii) in the first bullet point on page 36 addressing the potential benefits of the merger to provide a date as of which the 31.4% premium was measured. Apply this comment to similar disclosure on page 41.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to pages 36, 41 and 77 of the Revised Proxy Statement.

7.	Please disclose whether the company received any offers in the past two years, as set forth in Instruction 2(viii) to Item 1014 of Regulation M-A.

We respectfully advise the Staff that in response to the Staff's comment, the proxy statement has been revised. Please refer to disclosure beginning on page 40 of the Revised Proxy Statement.

Certain Financial Projections, page 44

8.	We note disclosure that management projections were shared with Duff & Phelps between November 2015 to January 2016 and that revised financial projections were discussed with Duff & Phelps on August 30, 2016. Please revise your disclosure to include all sets of financial projections. Also, revise your disclosure to describe the material assumptions made in arriving at each set of financial projections. Finally, revise your disclosure to include the full projections shared with Duff & Phelps, not their summaries.

We respectfully advise the Staff that in response to the Staff's comment, the proxy statement has been revised. Please refer to disclosure beginning on page 45 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 45

9.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise value for each comparable company (page 52) and (ii) the enterprise value, EBITDA and revenue for each target company in the Selected M&A Transactions analysis.

We respectfully advise the Staff that in response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 53 and page 54 of the Revised Proxy Statement.

10.	Disclose why Duff & Phelps appears not to have used its Summary of Premiums Paid analysis (page 27 in Duff & Phelps’s presentation to the Special Committee) given that most of the results appear to contradict its fairness opinion.

We respectfully advise the Staff that in response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 56 of the Revised Proxy Statement.

11.	Revise the disclosure under the caption “Fees and Expenses” to disclose material relationships between Duff & Phelps and the persons described in Item 1015(b)(4) of Regulation M-A, not only with the parties to the merger.

We respectfully advise the Staff that in response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 58 of the Revised Proxy Statement.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6535-5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

/s/ Peter X. Huang
Peter X. Huang, Esq.

Enclosures

cc:	Leilei Wang
(KongZhong Corporation)

Howard Zhang
(Davis Polk & Wardwell LLP)